UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

FORM 4

     / / Check this box if no longer subject to Section 16, Form 4 or Form 5 obligations may continue. See Instruction 1(b)

(Print or Type Responses)

1.  NAME AND ADDRESS OF REPORTING PERSON*

Fisher                              Richard                      B.

(LAST)                              (FIRST)                      (MIDDLE)

c/o Federated Investors, Inc.
Federated Investors Tower

(STREET)

Pittsburgh                          PA                           15222-3779

(CITY)                              (STATE)                      (ZIP)


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
        Federated Investors, Inc.   FII


3.  I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)


4.  STATEMENT FOR MONTH/YEAR
        12/98


5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)


6.  RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER

(CHECK ALL APPLICABLE)

____X____ Director                  ________ 10% Owner
____X____ Officer (give title below)        ________ Other (specify below)

        EXECUTIVE VICE PRESIDENT


7.  INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LIMIT)

___X___  Form filed by One Reporting Person
_______  Form filed by More than One Reporting Person







             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED




1. Title             2. Transaction   3.Transaction     4. Securities Acquired              5. Amount      6.Ownership   7.Nature
of Security          Date             Code              (A) or Disposed of (D)              of Securities  Form:          of
(Instr. 3)           (Month/day/Year)  (Instr. 8)       (Instr. 3, 4, and 5)                Beneficially   Direct (d)     Indirect
                                                                                            Owned at       or Indirect    Beneficial
                                                                                            End of Month   (I) (Instr.4)  Ownership
                                                                                                                          (Instr.4)



                                       Code   V          Amount       (A) or   Price
                                                                      (D)


Class B Common Stock  12/2/98                 G          50,000       D          17.3125     3,764,800        I         by Fisher
                                                                                                                        Investment
                                                                                                                        Company


Class B Common Stock  12/2/98                 G          20,000       D          17.3125     3,764,800        I         by Fisher
                                                                                                                        Investment
                                                                                                                        Company



Class B Common Stock  12/2/98                 J(1)       30,000       D                      3,764,800        I         by Fisher
                                                                                                                        Investment
                                                                                                                        Company

Class B Common Stock  12/17/98                S          100,000      D          17          3,764,800        I         by Fisher
                                                                                                                        Investment
                                                                                                                        Company

Class B Common Stock                                                                            30,000         D(2)


     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(1) Represents a non-pro-rata distribution to Reporting Persons as General partner of Fisher Investment Company.

(2) Represents 30,000 shares of Issuer's Class B Common Stock acquired by the Reporting Person in an Exempt, Non-Reportable distribution from Fisher Investment Company, a partnership indirectly owned by the reporting person.





FORM 4 (continued)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, COVERTIBLE SECURITIES)
1.  Title of           2.               3.               4.             5.  Number of             6.  Date
Derivaative Security   Conversion or    Transaction      Transaction    Derivative                    Exercisable and
(Instr. 3)             Exercise         Date             Code           Securities                    Expiration Date
                       Price of        (Month/Day/Year)  (Instr. 8)     Acquired (A)                  (Month/Day/Year)
                       Derivative                                       or Disposed of
                       Security                                         (D)
                                                                        (Instr. 3, 4, and 5)


                                                        Code     V     (A)    (D)                   Date           Expiration
                                                                                                    Exercisable    Date




7.  Title and Amount of       8. Price of         9. Number of        10. Ownership Form of         11. Nature of
    Underlying Securities        Derivative          Derivative           Derivative Security:          of Indirect
    (Instr. 3 and 4)             Security            Securities           Direct (D) or                 Beneficial
                                 (Instr. 5)          Beneficially         Indirect (I)                  Ownership
                                                     Owned at End of      (Instr. 4)                    (instr. 4)
                                                     Month (Instr. 4)




Explanation of Responses:

     ** Intentional misstaments or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

     Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

/S/ RICHARD B. FISHER                       JANUARY 7, 1999
--------------------------------------      ---------------------------
**Signature of Reporting Person             Date